FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 8/1/2023

Ternium S.A.
(Translation of Registrant’s name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing second quarter and first half of 2023 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: August 1, 2023

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Second Quarter and First Half of 2023 Results

Luxembourg, August 1, 2023 – Ternium S.A. (NYSE: TX) today announced its results for the second quarter and first half ended June 30, 2023.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed interim financial statements prepared in accordance with
IAS 34 “Interim financial reporting” (IFRS) and presented in US dollars ($) and metric tons. This press release includes certain non-IFRS alternative performance measures such as Adjusted EBITDA, Net Cash and Free Cash Flow. The reconciliation of these figures to the most directly comparable IFRS measures is included in Exhibit I.

Summary of Second Quarter of 2023 Results

	2Q23	1Q23		2Q22

Steel Shipments (tons)	2,982,000	3,065,000	-3%	2,957,000	1%
Iron Ore Shipments (tons)	867,000	799,000	9%	837,000	4%
Net Sales ($ million)	3,871	3,623	7%	4,438	-13%
Operating Income ($ million)	732	357	105%	1,071	-32%
Adjusted EBITDA ($ million)	883	508	74%	1,225	-28%
Adjusted EBITDA Margin (% of net sales)	23%	14%		28%
Adjusted EBITDA per Ton ($)	296	166		414
Net Income ($ million)	736	480		936
Equity Holders’ Net Income ($ million)	627	374		799
Earnings per ADS[1] ($)	3.19	1.91		4.07
1 American Depositary Share. Each ADS represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

•Adjusted EBITDA of $882.6 million on steel shipments of 3.0 million tons, with adjusted EBITDA margin of 23% and adjusted EBITDA per ton of $296.
•Equity holders’ net income of $626.9 million, equivalent to earnings per ADS of $3.19.
•Net cash provided by operating activities of $47.9 million, after a working capital increase of $604.9 million primarily reflecting higher inventory volumes and the impact on trade receivables of higher steel prices.
•Negative free cash flow of $149.6 million, after capital expenditures of $197.5 million.
•Dividends paid to Ternium’s shareholders of $1.80 per ADS, or $353.4 million, and dividends in kind paid to non-controlling interest of $233.5 million.
•Net cash position of $2.2 billion at the end of June 2023, compared to $3.0 billion at the end of March 2023.
Ternium’s steel shipments in the second quarter of 2023 were 3.0 million tons, down 3% sequentially and up 1% compared to the prior-year second quarter.

In Mexico, shipments were 2.0 million tons in the period, down 2% from a first quarter all-time-high, and up 21% versus the second quarter of 2022. Shipments to Ternium’s Mexican industrial customers increased in the period, particularly to home appliance manufacturers and the automotive industry. Commercial market steel demand remained healthy. However, Ternium’s sales to commercial customers decreased in the second quarter reflecting lower utilization rates at its facilities, mainly in connection with certain logistic constraints during the period.

In the Southern Region, steel volumes increased 4% sequentially in the second quarter of 2023, mainly reflecting higher shipments in Argentina following a seasonally slow first quarter. On a year-over-year basis, shipments in the second quarter decreased 6%, reflecting lower steel demand in Argentina and reduced sales to other countries in the Southern Region.

In other markets, shipments decreased 15% on a sequential basis and 43% year-over-year due to lower sales to finished steel customer and slabs to third parties.

Revenue per ton in the second quarter of 2023 was $1,276, increasing $177 sequentially mainly as a result of higher realized steel prices in Mexico and other markets. On a year-over-year basis, revenue per ton decreased $195 in the second quarter reflecting lower realized steel prices in Ternium’s main steel markets.

Operating income in the second quarter of 2023 was $731.7 million. Ternium’s adjusted EBITDA in the period was $882.6 million with adjusted EBITDA per ton of $296. On a sequential basis, adjusted EBITDA per ton increased $130 in the second quarter mainly reflecting higher realized steel prices and slightly lower cost per ton. On a year-over-year basis, adjusted EBITDA per ton decreased $118 due to lower realized steel prices, partially offset by a decrease in cost per ton. Net income in the second quarter of 2023 was $735.9 million.

Summary of First Half of 2023 Results

	1H23	1H22

Steel Shipments (tons)	6,048,000	5,909,000	2%
Iron Ore Shipments (tons)	1,667,000	1,734,000	-4%
Net Sales ($ million)	7,495	8,743	-14%
Operating Income ($ million)	1,089	2,130	-49%
Adjusted EBITDA ($ million)	1,391	2,433	-43%
Adjusted EBITDA Margin (% of net sales)	19%	28%
Adjusted EBITDA per Ton ($)	230	412
Net Income ($ million)	1,215	1,814
Equity Holders’ Net Income ($ million)	1,001	1,575
Earnings per ADS[1] ($)	5.10	8.02

•Adjusted EBITDA of $1.4 billion, on steel shipments of 6.0 million tons, with adjusted EBITDA margin of 19% and adjusted EBITDA per ton of $230.
•Equity holders’ net income of $1.0 billion, equivalent to earnings per ADS of $5.10.
•Net cash provided by operating activities of $660.2 million, after a working capital increase of $386.9 million, primarily reflecting higher inventory volumes and trade receivables.
•Free cash flow of $264.8 million after capital expenditures of $395.4 million.

Ternium’s steel shipments in the first half of 2023 were 6.0 million tons, up 139,000 tons compared to shipment levels in the first half of 2022 due to a 399,000-ton increase in finished steel shipments, partially offset by a 260,000-ton decrease in the volume of slabs shipped to third parties, reflecting the company’s increased integration.

Sales volumes in Mexico increased 26% year-over-year in the first half of 2023, as Ternium gained share in the local flat steel market supported by the company’s new state-of-the-art facilities in Pesquería. In the Southern Region, shipments were down 7% year-over-year reflecting lower steel demand in Argentina and lower shipments to other countries in the Southern Region. In other markets, steel volumes decreased 43% reflecting lower shipments of slabs to third parties and lower sales of finished steel products, as the company increased sales in Mexico.

Revenue per ton was $1,217 in the first half of 2022, a $232 decrease compared to revenue per ton in the first half of 2022, mainly reflecting lower realized steel prices in Mexico and other markets.

Operating income amounted to $1.1 billion in the first half of 2023, with adjusted EBITDA of $1.4 billion. Adjusted EBITDA per ton was $230 in the period, decreasing $182 year-over-year due to lower realized steel prices partially offset by lower cost per ton. Net income in the first half of 2023 was $1.2 billion.

Consolidation of Usiminas

The third quarter of 2023 will be the first quarter in which Ternium will have fully consolidated Usiminas into its financial statements. As a result, Ternium’s consolidated third quarter of 2023 financial information will be materially different when compared to the second quarter of 2023.

For context, Usiminas reported steel shipments of 972 thousand tons, iron ore shipments of 2.4 million tons, net sales of $1.4 billion, operating income of $13.8 million and net income of $58.1 million for its second quarter of 2023. Currently, Ternium has an economic participation of 23.3% in Usiminas. Consequently, beginning in the third quarter of 2023, Ternium’s profit attributable to non-controlling interest will also include results from the 76.7% economic participation in Usiminas that is not owned by Ternium’s shareholders.

Outlook

Excluding the impact of the consolidation of Usiminas on Ternium’s financial results, Ternium expects third quarter EBITDA to decrease compared to the second quarter, with higher shipments partially offset by a lower EBITDA margin that will result from a decrease in international prices and slightly higher cost per ton.

In Mexico, the company anticipates higher sequential shipments in the third quarter, driven by continued strength in the automotive and white-goods industrial sectors. In addition, Mexico’s commercial market remains stable, with no significant accumulation of inventories in the commercial value chain.

In Argentina, Ternium expects shipments in the third quarter to remain at the same level as in the second quarter. However, the company anticipates that high inflation, constraints to imports of raw materials, the significantly unstable macroeconomic environment and upcoming election-related uncertainty would negatively impact domestic steel market activity and demand in the second half of 2023.

Analysis of Second Quarter of 2023 Results

Net sales in the second quarter of 2023 were $3.9 billion, 7% higher than net sales in the first quarter of 2023 and 13% lower than net sales in the second quarter of 2022. The following table outlines Ternium’s consolidated net sales for the aforementioned periods:

	Net Sales
$ million	2Q23	1Q23	Dif	2Q22	Dif

Mexico	2,457	2,206	11%	2,456	0%
Southern Region	870	854	2%	990	-12%
Other markets	480	494	-3%	905	-47%
Total steel products	3,806	3,554	7%	4,352	-13%
Other products*	65	69	-7%	86	-24%
Total steel segment	3,871	3,623	7%	4,438	-13%

Total mining segment	110	85	29%	111	-1%

Total steel and mining segments	3,981	3,708	7%	4,548	-12%

Intersegment eliminations	(110)	(85)	29%	(111)	-1%

Total net sales	3,871	3,623	7%	4,438	-13%
*The item "Other products" primarily includes electricity sales in Brazil and Mexico.

	Shipments
Thousand tons	2Q23	1Q23	Dif	2Q22	Dif

Mexico	2,031	2,066	-2%	1,679	21%
Southern Region	563	544	4%	601	-6%
Other markets	388	455	-15%	677	-43%
Total steel segment	2,982	3,065	-3%	2,957	1%

Total mining segment	867	799	8%	837	4%

	Revenue / ton
$/ton	2Q23	1Q23	Dif	2Q22	Dif

Mexico	1,209	1,068	13%	1,463	-17%
Southern Region	1,545	1,570	-2%	1,647	-6%
Other markets	1,237	1,085	14%	1,337	-7%
Total steel segment	1,276	1,159	10%	1,471	-13%

Total mining segment	127	106	19%	132	-4%

Cost of sales was $2.8 billion in the second quarter of 2023, $141.3 million lower sequentially, principally due to a $187.0 million, or 8%, decrease in raw materials and consumables used, mainly reflecting lower purchased slab and energy costs, and a 3% decrease in steel shipments; partially offset by a $45.7 million increase in other costs, including a $34.1 million increase in maintenance expenses and a $6.4 million increase in services and fees. Compared to the second quarter of 2022, cost of sales decreased $219.5 million, principally due to a $138.0 million, or 6%, decrease in raw materials and consumables used, mainly reflecting lower raw material and energy costs; and to a $81.4 million decrease in other costs, including a $107.2 million decrease in labor costs primarily in connection with Ternium Mexico employees' profit sharing scheme, and a $22.0 million increase in maintenance expenses.

Selling, General & Administrative (SG&A) expenses in the second quarter of 2023 were $304.3 million, or 8% of net sales, an increase of $11.3 million compared to SG&A in the first quarter of 2023, and a decrease of $6.2 million compared to SG&A in the second quarter of 2022.

Operating income in the second quarter of 2023 was $731.7 million, or 19% of net sales, compared to operating income of $357.4 million, or 10% of net sales, in the first quarter of 2023, and operating income of $1.1 billion, or 24% of net sales, in the second quarter of 2022.

Net financial results were a loss of $18.0 million in the second quarter of 2023, including a net foreign exchange loss of $24.9 million primarily related to the negative impact of the appreciation of the Mexican Peso and Colombian Peso against the US dollar (6% and 10% in the period, respectively) on Ternium’s Mexican and Colombian subsidiaries net local currency positions. Net financial results in the first quarter of 2023 and the second quarter of 2022 were a gain of $7.8 million and a gain of $37.2 million, respectively.

The equity in the results of non-consolidated companies was a gain of $27.3 million in the second quarter of 2023, lower than a gain of $34.9 million in the first quarter of 2023 and a gain of $49.3 million in the prior-year second quarter, mainly reflecting a decrease in the results of Ternium’s investment in Usiminas.

Income tax expense in the second quarter of 2023 was $5.2 million, with a 1% effective tax rate, mainly due to positive deferred tax results at Ternium’s Mexican subsidiaries, as the Mexican Peso appreciated against the US dollar in the period. Income tax results in the first quarter of 2023 and the prior-year second quarter were a gain of $79.4 million and an expense of $221.4 million, respectively.

Analysis of First Half of 2023 Results

Net sales in the first half of 2023 were $7.5 billion, 14% lower than net sales in the first half of 2022. The following table outlines Ternium’s consolidated net sales for the first half of 2023 and 2022:

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	1H23	1H22	Dif.	1H23	1H22	Dif.	1H23	1H22	Dif.
Mexico	4,663	4,719	-1%	4,098	3,252	26%	1,138	1,451	-22%
Southern Region	1,724	1,886	-9%	1,107	1,188	-7%	1,557	1,587	-2%
Other markets	974	1,960	-50%	843	1,468	-43%	1,155	1,335	-13%

Total steel products	7,360	8,564	-14%	6,048	5,909	2%	1,217	1,449	-16%
Other products*	134	179	-25%

Steel segment	7,495	8,742	-14%

Mining segment	195	214	-9%	1,667	1,734	-4%	117	123	-5%

Intersegment eliminations	(195)	(213)	-9%

Net sales	7,495	8,743	-14%
*The item "Other products" primarily includes electricity sales in Brazil and Mexico.

Cost of sales was $5.8 billion in the first half of 2023, a decrease of $222.9 million compared to the first half of 2022. This was primarily due to a $185.7 million, or 4%, decrease in raw materials and consumables used, mainly reflecting lower raw material and energy costs, partially offset by a 2% increase in steel volumes; and to a $37.2 million decrease in other costs including a $79.2 million decrease in labor costs mainly in connection with Ternium Mexico employees' profit sharing scheme, a $30.3 million increase in maintenance expenses and a $12.9 million increase in services and fees.

Selling, General & Administrative (SG&A) expenses in the first half of 2023 were $597.2 million, or 8% of net sales, an increase of $5.4 million compared to SG&A expenses in the first half of 2022.

Operating income in the first half of 2023 was $1.1 billion, or 15% of net sales, compared to operating income of $2.1 billion, or 24% of net sales, in the first half of 2022.

Net financial results were a loss of $10.2 million in the first half of 2023, mainly reflecting a $40.4 million net foreign exchange loss, a $9.8 million loss related to changes in the fair value of financial assets and a $49.7 million net financial interest result gain. The net foreign exchange loss in the first half of 2023 was primarily related to the negative impact of the appreciation of the Mexican Peso and Colombian Peso against the US dollar (13% and 15% in the period, respectively) on Ternium’s Mexican and Colombian subsidiaries net local currency positions. Net financial results in the first half of 2022 were a loss of $23.7 million.

The equity in the results of non-consolidated companies was a gain of $62.2 million in the first half of 2023, lower than a gain of $108.0 million in the first half of 2022 mainly reflecting a decrease in the results of Ternium’s investment in Usiminas.

Income tax results in the first half of 2023 were a gain of $74.3 million, mainly due to positive deferred tax results at Ternium’s Mexican subsidiaries, as the Mexican Peso appreciated against the US dollar in the period. Income tax expense in the first half of 2022 was $400.8 million.

Cash Flow and Liquidity

Net cash provided by operating activities in the first half of 2023 was $660.2 million. Working capital increased by $386.9 million in the first half of 2023 as a result of an aggregate $288.4 million increase in inventories and an aggregate $232.1 million increase in trade and other receivables, partially offset by an aggregate $133.6 million net increase in accounts payable and other liabilities. The inventory value increase in the first half of 2023 was due to a $260.2 million higher steel volume and a $52.6 million increase in raw materials, supplies and others, partially offset by a $24.4 million lower cost of steel.

Capital expenditures in the first half of 2023 were $395.4 million, $109.8 million higher than in the first half of 2022. During the period, Ternium advanced diverse projects throughout its main facilities, including those for further improving environmental and safety conditions, and for the development of the new expansion projects in Ternium’s industrial center in Pesquería, Mexico.

In the first half of 2023, Ternium’s free cash flow was $264.8 million. In the period, the company paid dividends to shareholders of $353.4 million and dividends in kind to non-controlling interest of $233.5 million. As of June 30, 2023, Ternium’s net cash position was $2.2 billion, including Ternium Argentina’s total position of cash and cash equivalents and other investments of $1.0 billion.

Net cash provided by operating activities in the second quarter of 2023 was $47.9 million. Working capital increased by $604.9 million in the second quarter of 2023 as a result of a $461.0 million increase in inventories, an aggregate $89.3 million net increase in trade and other receivables, and an aggregate

$54.6 million net decrease in accounts payable and other liabilities. The inventory value increase in the second quarter of 2023 was due to a $414.1 million higher steel volume, and a $104.6 million higher cost of steel, partially offset by a $57.8 million decrease in raw materials, supplies and others. In the second quarter of 2023, Ternium had negative free cash flow of $149.6 million.

Conference Call and Webcast

Ternium will host a conference call on August 2, 2023, at 8:30 a.m. ET in which management will discuss second quarter of 2023 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Consolidated Income Statement

$ million	2Q23	1Q23	2Q22	1H23	1H22
	(Unaudited)
Net sales	3,871	3,623	4,438	7,495	8,743
Cost of sales	(2,839)	(2,981)	(3,059)	(5,820)	(6,043)
Gross profit	1,032	643	1,379	1,674	2,699
Selling, general and administrative expenses	(304)	(293)	(310)	(597)	(592)
Other operating income, net	4	8	3	12	23
Operating income	732	357	1,071	1,089	2,130

Finance expense	(18)	(16)	(7)	(34)	(14)
Finance income	42	41	16	83	40
Other financial (expense) income, net	(42)	(17)	29	(60)	(50)
Equity in earnings of non-consolidated companies	27	35	49	62	108
Profit before income tax results	741	400	1,158	1,141	2,214
Income tax results	(5)	79	(221)	74	(401)
Profit for the period	736	480	936	1,215	1,814

Attributable to:
Owners of the parent	627	374	799	1,001	1,575
Non-controlling interest	109	105	137	214	239
Profit for the period	736	480	936	1,215	1,814

Consolidated Statement of Financial Position

$ million	June 30, 2023	December 31, 2022
	(Unaudited)
Property, plant and equipment, net	6,324	6,262
Intangible assets, net	968	944
Investments in non-consolidated companies	939	822
Other investments	103	101
Deferred tax assets	349	200
Receivables, net	409	319
Total non-current assets	9,093	8,648

Receivables, net	719	663
Derivative financial instruments	—	0
Inventories, net	3,759	3,470
Trade receivables, net	1,412	1,181
Other investments	2,032	1,875
Cash and cash equivalents	920	1,653
Total current assets	8,842	8,842

Non-current assets classified as held for sale	2	2

Total assets	17,937	17,492

Capital and reserves attributable to the owners of the parent	12,387	11,846
Non-controlling interest	1,923	1,922

Total Equity	14,310	13,768

Provisions	85	81
Deferred tax liabilities	25	163
Other liabilities	603	538
Trade payables	1	1
Lease liabilities	179	190
Borrowings	515	533
Total non-current liabilities	1,409	1,506

Current income tax liabilities	109	136
Other liabilities	350	345
Trade payables	1,322	1,188
Derivative financial instruments	14	1
Lease liabilities	46	49
Borrowings	378	499
Total current liabilities	2,219	2,217

Total liabilities	3,627	3,723

Total equity and liabilities	17,937	17,492

Consolidated Statement of Cash Flows

$ million	2Q23	1Q23	2Q22	1H23	1H22
	(Unaudited)

Profit for the period	736	480	936	1,215	1,814

Adjustments for:
Depreciation and amortization	151	151	153	301	303
Income tax accruals less payments	(117)	(157)	(396)	(273)	(1,084)
Equity in earnings of non-consolidated companies	(27)	(35)	(49)	(62)	(108)
Interest accruals less payments	(40)	(36)	2	(76)	4
Changes in provisions	1	(1)	1	0	(2)
Changes in working capital	(605)	218	(681)	(387)	(350)
Net foreign exchange results and others	(51)	(7)	29	(58)	110

Net cash provided by (used in) operating activities	48	612	(5)	660	687

Capital expenditures	(198)	(198)	(161)	(395)	(286)
Decrease (increase) in other investments	219	(668)	(277)	(449)	(195)
Proceeds from the sale of property, plant & equipment	—	1	—	1	1
Dividends received from non-consolidated companies	15	—	29	15	29
Acquisition of non-controlling interest	—	—	(4)	—	(4)

Net cash provided by (used in) investing activities	37	(865)	(413)	(828)	(455)

Dividends paid in cash to company’s shareholders	(353)	—	(353)	(353)	(353)
Finance lease payments	(13)	(14)	(13)	(27)	(25)
Proceeds from borrowings	27	46	74	73	154
Repayments of borrowings	(31)	(196)	(339)	(227)	(541)

Net cash used in financing activities	(371)	(164)	(631)	(535)	(766)

Decrease in cash and cash equivalents	(286)	(417)	(1,049)	(703)	(535)

Exhibit I - Alternative performance measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

EBITDA equals net income adjusted to exclude net financial results, income tax results, depreciation and amortization. Adjusted EBITDA equals EBITDA adjusted to exclude the equity in earnings of non-consolidated companies. Adjusted EBITDA per ton equals adjusted EBITDA divided by steel shipments and Adjusted EBITDA Margin equals Adjusted EBITDA divided by net sales:

$ million	2Q23	1Q23	2Q22	1H23	1H22

Net income	736	480	936	1,215	1,814
Adjusted to exclude:
Net financial results	18	(8)	(37)	10	24
Income tax results	5	(79)	221	(74)	401
Depreciation and amortization	151	151	153	302	303
EBITDA	910	544	1,273	1,453	2,542
Less: Equity in earnings of non-consolidated companies	(27)	(35)	(49)	(62)	(108)
Adjusted EBITDA	883	508	1,225	1,391	2,433
Divided by: steel shipments (000 tons)	2,982	3,065	2,957	6,048	5,909
Adjusted EBITDA per ton ($)	296	166	414	230	412
Divided by: net sales ($ million)	3,871	3,623	4,438	7,495	8,743
Adjusted EBITDA Margin (%)	23%	14%	28%	19%	28%

Free cash flow equals net cash provided by (used in) operating activities less capital expenditures:

$ million	2Q23	1Q23	2Q22	1H23	1H22

Net cash provided by (used in) operating activities	48	612	(5)	660	687
Less: capital expenditures	(198)	(198)	(161)	(395)	(286)
Free cash flow	(150)	414	(166)	265	401

Net cash equals the consolidated position of cash and cash equivalents and other investments less borrowings:

$ billion	June 30, 2023	March 31, 2023	June 30, 2022

Cash and cash equivalents[2]	0.9	1.2	0.7
Plus: other investments (current and non-current)[2]	2.1	2.6	1.4
Less: borrowings (current and non-current)	(0.9)	(0.9)	(1.1)
Net cash	2.2	3.0	1.0
2    Ternium Argentina’s consolidated position of cash and cash equivalents and other investments amounted to $1.0, $1.5 and $1.1 billion as of June 30, 2023, March 31, 2023, and June 30, 2022, respectively.